

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Mark Godsy
Chief Executive Officer
Shackelford Pharma Inc.
1177 West Hastings St. Suite 2300
Vancouver, BC V6E 2K3

  Re: Shackelford Pharma Inc.
    Amendment No. 2 to Offering Statement on Form 1-A
    Filed July 20, 2020
    File No. 024-11206

Dear Mr. Godsy:

  We have reviewed your amended offering statement and have the following comment.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed July 20, 2020

CBD & Nutraceutical Products, page 38

1. We note your response to prior comment 1 and your definition of nutraceutical, including that nutraceuticals are generally considered to have potential physiological benefits and are sometimes referred to as "medical foods", "designer foods", "phytochemicals", "functional foods" or simply "nutritional supplements". Please revise to explain how describing your products as nutraceuticals complies with the Federal Food, Drug and Cosmetic Act. In this regard, we note your disclosure on page 24 that "[b]ecause CBD is the subject of public drug trials and is in an FDA-approved drug, the FDA takes the position that it is unlawful under the FFDCA to introduce food containing added CBD into interstate commerce, or to market CBD as, or in, dietary supplements, regardless of whether the substances are hemp-derived (the "Drug Exclusion Rule)."

Mark Godsy
Shackelford Pharma Inc.
July 31, 2020
Page 2

You may contact David Burton at 202-551-3626 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel D. Nauth, Esq.